SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  March 31, 2010

FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V. Ave. General Anaya 601 Pte Colonia Bella Vista, 64410 Monterrey, N.L, México Tel. (52-81) 8328-6000

TRANSLATION OF

INFORMATION STATEMENT WITH RESPECT TO CORPORATE RESTRUCTURING

March 30, 2010

Brief Summary of the Transaction

On January 11, 2010, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) signed a strategic agreement with Heineken Holding N.V. (“Heineken Holding”) and Heineken N.V. (“Heineken”) to exchange 100% of its beer operations in Mexico and Brazil owned through its subsidiary EMPREX Cerveza, S.A. de C.V. for a 20% economic interest in the Heineken Group, by executing the required documentation, which is subject to the fulfillment of several conditions (the “Transaction”).

The Transaction is part of FEMSA’s strategy to capitalize the significant value achieved by FEMSA, through its beer operations, over the last decade, strengthening its competitive position, brand portfolio and operation capability; extend FEMSA’s potential value creation in the long term, allowing its shareholders access to solid prospects in the international brewing industry, as well as better market diversification; achieve corporate and financial flexibility in order to seek growth opportunities in its other lines of business (other than beer); and substantially contribute, in its capacity as a significant shareholder, to Heineken’s global success, and particularly in Mexico.

The shares representing FEMSA’s capital stock are registered in the National Securities Registry in Mexico (Registro Nacional de Valores) and listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), under the trading symbol “FEMSA UBD” and “FEMSA UB”, and through American Depositary Receipts, in the New York Stock Exchange under the trading symbol “FMX”.

This Information Statement does not constitute an offer to sell any securities in Mexico or any other jurisdiction; rather, it has been prepared and made available to the public in order for FEMSA’s shareholders to consider and, if they agree, approve the Transaction, pursuant to applicable law and FEMSA’s bylaws.

The Transaction does not require the issuance of new securities representing FEMSA’s capital stock, nor any modification whatsoever regarding the current securities or an amendment to FEMSA’s bylaws.

Copies of this Information Statement are available for shareholders at FEMSA’s Investor Relations Department, with its offices located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León, Mexico 64410, Attention to Juan Fonseca, Phone: (52-81) 8328-6245, or Maximilian Zimmerman, Phone (52-81) 8328-6211. The electronic version of this Information Statement is available in the following websites: and www.femsa.com and www.bmv.com.mx.

Registration in the National Securities Registry does not entail a comment on the securities’ reliability, the issuer’s solvency or the accuracy or veracity of the information contained in this statement, nor does it validate any acts that, as the case may be, were performed in violation of the law.

i

TABLE OF CONTENTS
(continued)

ii

Forward-Looking Statements and Related Risks

Some of the statements in this Information Statement are forward-looking.  In addition, FEMSA may make forward-looking statements in future filings with the regulatory authorities and in written materials, press releases and oral statements issued by or on behalf of it.  Forward-looking statements include statements regarding FEMSA’s intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues”, or similar expressions or comparable terminology) with respect to various matters.  These matters include:

•	statements of our or our affiliates’ and partners’ plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements about our or our affiliates’ and partners’ future economic performance or that of Mexico or other countries in which we operate or have investments; and

•	statements of assumptions underlying these statements.

It is important to note that FEMSA’s actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors.  These important factors include economic and political conditions and government policies in Mexico and elsewhere, inflation rates, exchange rates and exchange controls in Mexico, rate adjustments, regulatory developments, technological improvements, customer demand and competition.  This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to FEMSA on the date hereof. FEMSA does not undertake to update any information or forward-looking statement that may be made by it or on FEMSA’s behalf, in this Information Statement or otherwise, except in the normal course of its public disclosures.

1.           DEFINITIONS

Unless the context indicates otherwise, all references made in this Information Statement to the following terms shall have the meaning specified in this glossary and shall be applicable for the terms, whether defined in the singular or plural form.

“Allotted Share Delivery Instrument”
means the Allotted Share Delivery Instrument, between Heineken and FEMSA, to be executed on the date of the Closing and pursuant to which Heineken will deliver an additional 29,172,504 Heineken Shares to FEMSA over a period of not more than five years from the Closing.

“Allotted Shares”	means the Heineken Shares that are the subject of the Allotted Share Delivery Instrument.
“Annual Report”
means FEMSA’s Annual Report for the year ending December 31, 2008, filed with the CNBV and BMV, in accordance with the General Provisions, which may be accessed through any of the following websites:  www.femsa.com and www.bmv.com.mx.

“Brazil”	means the República Federativa de Brasil
“BMV”	means the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).
“CINIF”	means the Mexican Counsel for the Investigation and Development of Financial Information Norms (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.).
“Closing”	means the closing of the Transaction pursuant to the Share Exchange Agreement, which shall occur no later than 3 days following the satisfaction of all the conditions to closing contained therein.
“CNBV”	means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
“Colombia”	means the República de Colombia
“Corporate Governance Agreement”
means the Corporate Governance Agreement, which shall be executed on the date of the Closing, between Heineken, Heineken Holding, L’Arche Green N.V. and some of the FEMSA Parties and which regulates the relationship between the Heineken Group and FEMSA

“Dollars” or “US$”	means the legal currency of the USA.
“€”	means Euros.
“EBITDA”	means earnings before other expenses, interest, tax, depreciation and amortization.
“EMPREX Cerveza”	means EMPREX Cerveza, S.A. de C.V.
“FEMSA”	means Fomento Económico Mexicano, S.A.B de C.V., and when so required by context, FEMSA jointly with its consolidated subsidiaries.

“FEMSA Board”	means the Board of Directors of FEMSA.
“FEMSA Cerveza”
means EMPREX Cerveza and its subsidiaries (including FEMSA Cerveza, S.A. de C.V.) including the business of its subsidiaries in Mexico (including USA and other export business), as well as the remaining 82.95% of EMPREX Cerveza’s business in Brazil of which currently Heineken is not the owner.

“FEMSA Meeting”	means the general ordinary shareholders meeting of FEMSA to be held at Ave. Alfonso Reyes # 2202 Norte, Monterrey, Nuevo León, on Monday April 26, 2010 at 12:00 p.m
“FEMSA Parties”	means, collectively, FEMSA, Compañía Internacional de Bebidas, S.A. de C.V. and Grupo Industrial Emprex, S.A. de C.V.
“FEMSA Shareholders Approval”	means the approval of the Transaction by FEMSA shareholders which own the majority of the FEMSA shares at the FEMSA Meeting.
“General Provisions”
means the General Provisions Applicable to Securities Issuers and Other Participants of the Stock Exchange (Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores), published in the Official Federal Gazette (Diario Oficial de la Federación) on March 19, 2003, as amended.

“Heineken”	has the meaning assigned to it in the cover of this Information Statement.
“Heineken Executive Board”	means the Executive Board (raad van bestuur) of Heineken.
“Heineken Group”	means Heineken Holding, Heineken and its subsidiaries.
“Heineken Holding”	means Heineken Holding N.V.
“Heineken Holding Board”	means the Board of Directors (Raad van Beheer) of Heineken Holding.
“Heineken Holding Meeting”	means the general meeting of the Heineken Holding shareholders to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday April 22, 2010 at 4:00 p.m. (CET).
“Heineken Holding Shares”	means ordinary shares, par value €1.60, in the capital stock of Heineken Holding.
“Heineken Holding Shareholders Approval”
means the approval of the holders of a simple majority of the Heineken Holding Shares and the holders of the Heineken Holding priority shares (prioriteitsaandelen) at the Heineken Holding Meeting of resolutions authorizing (i) Heineken Holding Board to issue the Heineken Holding exchange shares to FEMSA and (ii) the right of FEMSA to nominate representatives to the Heineken Holding Board and other rights of FEMSA under the Corporate Governance Agreement.

“Heineken Meeting”	means the general meeting of Heineken shareholders to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday on April 22, 2010 at 2:00 p.m. (CET).

“Heineken Shareholders Approval”
means the approval by the holders of a simple majority of the Heineken Shares at the Heineken Meeting, of resolutions authorizing (i) the Heineken Executive Board to issue the Heineken exchange shares to FEMSA and (ii) the right of FEMSA to nominate representatives to the Heineken Supervisory Board and other rights of FEMSA under the Corporate Governance Agreement.

“Heineken Shares”	means ordinary shares, par value €1.60, in the capital stock of Heineken.
“Heineken Supervisory Board”	means the Supervisory Board (raad van commissarissen) of Heineken.
“Heineken’s Termination Events”	has the meaning established in Section 5.2 of this Information Statement.
“Income from Operations”	means earnings before other expenses, interest and tax.
“Information Statement”	means this information statement with respect to corporate restructuring, prepared by FEMSA pursuant to the provisions in Article 35 and Annex P of the General Provisions.
“Kaiser”	means Cervejarias Kaiser Brasil S.A., an entity incorporated in accordance with the applicable laws of Brazil.
“Mexico”	means the United Mexican States.
“NIF”	means Financial Information Norms issued by CINIF.
“NYSE”	means The New York Stock Exchange.
“Pesos” or “Ps.”	means the legal currency in Mexico.
“Quarterly Report”
means FEMSA’s quarterly report for the quarter ending December 31, 2009, filed with the CNBV and BMV, in accordance with the General Provisions, which may be accessed through any of the following websites: www.femsa.com and www.bmv.com.mx.

“Share Exchange Agreement”
means the Share Exchange Agreement dated January 11, 2010, executed between Heineken, Heineken Holding and the FEMSA Parties to exchange 100% of the beer operations in Mexico and Brazil of FEMSA’s subsidiary EMPREX Cerveza for a 20% economic interest in Heineken Group.

“Termination Fee”	means the amount of US$200 million Dollars.
“Transaction”	has the meaning assigned to it in the cover of this Information Statement.
“USA”	means the United States of America.
“Voting Trust”	means the trust created pursuant to the Irrevocable Trust Agreement Number 436 dated August 8, 2005, which holds as assets shares in FEMSA.

2.           EXECUTIVE SUMMARY

This summary includes a brief description of the most relevant aspects of the Transaction and it is not intended to contain all the information about it that may be relevant, therefore, it shall be complemented with the most detailed information and the financial information included in other sections of this Information Statement, as well as the Annual Report and the Quarterly Report, which are available in the following websites:  www.femsa.com and www.bmv.com.mx

FEMSA is the leading beverage company in Latin America. FEMSA controls a platform consisting of (i) Coca-Cola FEMSA, the largest Coca-Cola bottler in Latin America; (ii) FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil and an important exporter of beer to the USA and other countries in the world; and (iii) OXXO, the largest and fastest growing convenience store chain in Mexico with more than 7,000 stores and which also has a presence in Colombia. For a complete description of FEMSA’s business and operations, see the Annual Report and the Quarterly Report.

Heineken is one of the world’s leading brewers with more than 170 international brands. Heineken has a presence in more than 65 countries through its network of distributors and 115 breweries.

On January 11, 2010, FEMSA and certain of its subsidiaries executed an agreement with Heineken Holding and Heineken, of Dutch origin, to exchange 100% of its beer operations in Mexico and Brazil owned through its subsidiary EMPREX Cerveza for a 20% economic interest in the Heineken Group, by executing the required agreements and documentation, which specify conditions that are customary in transactions of this nature.

Under the proposed terms of the Transaction, at Closing, Heineken will deliver to the FEMSA Parties 86,028,019 of new shares with a commitment to deliver an additional 29,172,504 Heineken shares to FEMSA over a period of not more than five years. If Heineken is unable to fulfill its obligations to deliver the Allotted Shares, these obligations may be settled in cash with a significant penalty. Simultaneously with the Closing, Heineken Holding will exchange 43,018,320 of the new Heineken shares with the FEMSA Parties for an equal number of newly issued shares in Heineken Holding. Following delivery of all such Heineken and Heineken Holding shares, FEMSA will hold a 20% economic interest in the Heineken Group.  In exchange, FEMSA will deliver 100% of the shares of EMPREX Cerveza.

The Transaction is part of FEMSA’s strategy to capitalize  the significant value achieved by FEMSA, through its beer operations, over the last decade, strengthening its competitive position, brand portfolio and operation capability; extend FEMSA’s potential value creation in the long term, allowing its shareholders access to solid prospects in the international brewing industry, as well as better market diversification; achieve corporate and financial flexibility in order to seek growth opportunities in its other lines of business (other than beer); and substantially contribute, in its capacity as a significant shareholder, to Heineken’s global success, and particularly in Mexico.

3.           DETAILED INFORMATION WITH RESPECT TO THE TRANSACTION

3.1	Detailed Description of the Transaction

On January 11, 2010, FEMSA and certain of its subsidiaries, entered into a Share Exchange Agreement with Heineken Holding and Heineken, pursuant to which FEMSA agreed to exchange 100% of the shares of EMPREX Cerveza’s capital stock for 20% of the economic interest in the Heineken Group.

3.1.1	Share Exchange Agreement

The Share Exchange Agreement requires Heineken, in consideration for 100% of the shares of EMPREX Cerveza, to deliver at Closing 86,028,019 new Heineken Shares to FEMSA with a commitment to deliver 29,172,504 additional Heineken Shares over a period of not more than five years from the date of Closing. If Heineken is unable to fulfill its obligations to deliver the Allotted Shares, these obligations may be settled in cash with a significant penalty. The Allotted Shares will be delivered to the FEMSA Parties pursuant to the Allotted Shares Delivery Instrument, which is described below.

Simultaneously with Closing, Heineken Holding will swap 43,018,320 Heineken Shares with the FEMSA Parties for an equal number of newly issued Heineken Holding Shares.  Upon Closing, FEMSA will own 7.5% of Heineken Shares, which will increase to 12.5% upon full delivery of the Allotted Shares, and an additional 14.9% in Heineken Holding, which will represent an aggregate 20% economic interest in the Heineken Group.

In exchange for such economic interest in the Heineken Group, FEMSA will deliver 100% of the shares representing the capital stock of EMPREX Cerveza. EMPREX Cerveza will become a wholly owned subsidiary of Heineken.

The principal provisions of the Share Exchange Agreements are as follows:

•
Delivery to Heineken, by FEMSA, of 100% of the outstanding share capital of EMPREX Cerveza, which together with its subsidiaries, constitutes the entire beer business and operations of FEMSA in Mexico and Brazil (including the USA and other export business);

•	Delivery to the FEMSA Parties by Heineken of 86,028,019 new Heineken Shares;

•	Simultaneously with the Closing, a swap between Heineken Holding and the FEMSA Parties of 43,018,320 Heineken shares for an equal number of newly issued shares in Heineken Holding;

•	The commitment by Heineken to assume indebtedness of EMPREX Cerveza and subsidiaries amounting to approximately US$2.1 billion Dollars;

•	The provision by FEMSA to the Heineken Group of indemnities customary in transactions of this nature concerning FEMSA and FEMSA Cerveza and its subsidiaries and their businesses;

•
FEMSA’s covenants to operate the EMPREX Cerveza business in the ordinary course consistent with past practice until Closing, subject to customary exceptions, with the economic risks and benefits of the EMPREX Cerveza business transferring to Heineken as of January 1, 2010;

•	The provision by Heineken and Heineken Holding to FEMSA of indemnities customary in transactions of this nature concerning the Heineken Group; and

•
FEMSA’s covenants, subject to certain limitations detailed below, to not engage in the production, manufacture, packaging, distribution, marketing or sale of beer and similar beverages in Latin America, USA, Canada and the Caribbean.

The effectiveness of the Share Exchange Agreement is subject to certain conditions, which are comprised principally of (i) the approval by the antitrust regulatory authority in Mexico, USA and other countries, (ii) the approval by the Foreign Investment authorities of the Ministry of Economy in Mexico, (iii) the FEMSA Shareholders Approval, (iv) the Heineken Shareholders Approval, (v) the Heineken Holding Shareholders Approval, (vi) the entrance into certain agreements related to the Transaction, and (vii) the lack of an applicable provision or decree from any authority prohibiting the Closing.

Based on the Heineken closing share price of €32.92, and the Heineken Holding closing share price of €29.38 as of January 8, 2010 (the last trading day prior to entering into the Transaction), the delivery of 115,200,523 Heineken Shares (including the Allotted Shares) was valued the Transaction at US$7,355 million Dollars, including net debt and pension obligations to be assumed by Heineken of Ps. 27,424 million (approximately US$2.1 billion Dollars).

The following graphic illustrates the ownership structure resulting from the Transaction, once the Allotted Shares have been delivered:

3.1.1.1	Termination

The Share Exchange Agreement may be terminated at any time prior to Closing by:

(A)	the mutual consent of Heineken and FEMSA to terminate the Share Exchange Agreement;

(B)
either Heineken or FEMSA, if any governmental entity or authority in Mexico, The Netherlands or the USA issues or files an order or takes any other action permanently restraining or otherwise prohibiting the Closing (such order or ruling shall have become final and non-appealable);

(C)	either Heineken or FEMSA, if the Closing has not occurred on or prior to October 8, 2010;

(D)	either FEMSA or Heineken, if certain conditions to Closing, such as receipt of governmental approvals, are impossible to fulfill;

(E)	FEMSA, if the Heineken Shareholders Approval or Heineken Holding Shareholders Approval are not obtained at the Heineken Meeting and Heineken Holding Meeting;

(F)	Heineken, if the FEMSA Shareholders Approval is not obtained at the FEMSA Meeting;

(G)
Heineken, if the FEMSA Board withdraws or modifies its recommendation to the FEMSA shareholders to approve the Transaction or if the FEMSA Board announces an intention to modify or withdraw its recommendation or has endorsed or announces an intention to endorse an alternative acquisition proposal; or

(H)
either Heineken or FEMSA, in the event that any authorization of an antitrust regulatory authority contains conditions or requires modifications that materially change the economic value contemplated in the Transaction and the parties to the Share Exchange Agreement are unable to agree on amendments within sixty (60) days that satisfy such conditions.

Heineken and FEMSA have agreed to a termination fee for the Share Exchange Agreement of US$200 million Dollars.

The Termination Fee will be payable in the following events:

a)
by Heineken to FEMSA, if FEMSA terminates the Share Exchange Agreement because Heineken and/or Heineken Holding fail to obtain the Heineken Shareholders Approval and the Heineken Holding Shareholders Approval of the Transaction at their respective shareholders meetings.

b)
by FEMSA to Heineken, if Heineken terminates the Share Exchange Agreement because the Transaction is not approved by the FEMSA shareholders, or the FEMSA Board withdraws or modifies its recommendation to the FEMSA shareholders to approve the Transaction, or announces an intention to do so or if the FEMSA Board endorses or announces an intention to endorse an alternative acquisition proposal.

3.1.1.2	Non-Competition Arrangements

As part of FEMSA’s undertaken obligations, the Share Exchange Agreement contains certain non-compete obligations described below:

(i)           Parties Subject to the Obligation – FEMSA and its subsidiaries (which, excluding the beer business subsidiaries and those that are subject to the Transaction, are mainly active in the production, distribution and marketing of soft drinks in Latin America and the operation of retail stores);

(ii)           Scope of the Obligation – Limited to the production, manufacture, packaging, distribution, marketing or sale of beer, non-alcoholic beer and beverages derived from beer and the beer brewing and fermentation process, malted beverages, wort-based beverages and ciders and cider-based beverages, provided the latter contain alcohol;

(iii)           Term of the Obligation – For as long as FEMSA has the right to appoint a member of the Heineken Holding Board or the Heineken Supervisory Board, and for an additional period of two (2) years from the moment FEMSA ceases to have such right;

(iv)           Territory –  South America, Central America, Mexico, USA, Canada and the Caribbean (including Cuba);

(v)           Exceptions – The non-compete arrangements previously described do not apply to small operations in the USA related to convenience store operations by FEMSA in such country, nor to the sale, marketing and distribution of the products specified in paragraph (ii) above, in stores owned or operated by FEMSA or any of its subsidiaries.

3.1.1.3	Allotted Shares Delivery Instrument

The Allotted Shares Delivery Instrument sets forth the terms pursuant to which Heineken will deliver the Allotted Shares to FEMSA.  Heineken’s commitment is to deliver these shares in up to ten installments over a period of not more than five years.  While Heineken’s intention is to satisfy its obligation pursuant to the ASDI through the delivery of existing Heineken shares acquired in the market, Heineken may instead elect to deliver newly issued shares to FEMSA.  If Heineken is unable, for any reason, to fulfill its obligations to deliver the Allotted Shares, these obligations may be settled in cash with a significant penalty.  Heineken has the option to accelerate the delivery of the Allotted Shares at its discretion.

For as long as it has not made delivery of the Allotted Shares, Heineken will pay amounts on each Allotted Share not delivered pursuant to the Allotted Share Delivery Instrument, such that FEMSA will be compensated, on an after tax basis, for dividends FEMSA would have received had all such Allotted Shares been delivered to FEMSA at Closing.

The Allotted Shares represent 5.1% of the share capital of Heineken (taking into account the 86,028,019 newly issued Heineken Shares issued in connection with the Transaction).  Based upon the Heineken Share price of €32.925, as of January 8, 2010, the value of the Allotted Shares was €1.0 billion.

3.1.2	Corporate Governance Agreement

At Closing, FEMSA, Heineken, Heineken Holding and L’Arche Green N.V., as majority shareholder of Heineken Holding, will enter into the Corporate Governance Agreement which will establish the terms of the relationship between Heineken and FEMSA after Closing.

The Corporate Governance Agreement covers, among other things, the following topics:

•	FEMSA’s representation on the Heineken Holding Board and the Heineken Supervisory Board and the creation of an Americas Committee, also with FEMSA’s representation;

•	FEMSA’s representation on the Selection and Appointment Committee and the Audit Committee of the Heineken Supervisory Board;

•
FEMSA’s commitment to not increase its holding in Heineken Holding above 20% and to not increase its holding in the Heineken Group above a maximum 20% economic interest (subject to certain exceptions); and

•
FEMSA’s agreement to not transfer any shares in Heineken or Heineken Holding for a five-year period, subject to certain exceptions, including among others; (i) beginning in the third anniversary, the right to sell up to 1% of all outstanding shares of each of Heineken and Heineken Holding in any calendar quarter; (ii) beginning in the third anniversary, the right to dividend or distribute to its shareholders each of Heineken and Heineken Holding shares.

Under the Corporate Governance Agreement, FEMSA will be entitled to nominate two (2) representatives to the Heineken Supervisory Board, one of whom will be appointed as Vice Chairman of Heineken and will also serve as a representative of FEMSA on the Heineken Holding Board. FEMSA’s nominees for appointment to the Heineken Supervisory Board are José Antonio Fernández Carbajal, FEMSA’s Chief Executive Officer, and Javier Astaburuaga Sanjines, FEMSA’s Chief Financial Officer.  Once the approval of the Heineken Holding Shareholders is obtained, José Antonio Fernández Carbajal will also be nominated to the Heineken Holding Board.

In addition, the Heineken Supervisory Board will create an Americas Committee to oversee the strategic direction of the business in the American continent and assess new business opportunities in that region.  The Americas Committee will consist of two existing members of the Heineken Supervisory Board and one FEMSA representative, who will act as the Chairman. The Chairman of the Americas Committee will be José Antonio Fernández Carbajal.

The Corporate Governance Agreement has no fixed term, but certain provisions cease to apply if FEMSA ceases to have the right to nominate a representative to the Heineken Holding Board and the Heineken Supervisory Board. For example, in certain circumstances, FEMSA would be entitled to only one representative on the Heineken Supervisory Board, including in the event that FEMSA’s economic interest in the Heineken Group were to fall below 14%, the current FEMSA control structure were to change or FEMSA were to be subject to a change of control.  In the event that FEMSA’s economic interest in Heineken falls below 7% or a beer producer acquires control of FEMSA, all of FEMSA’s corporate governance rights would end pursuant to the Corporate Governance Agreement.

3.2	Purpose of the Transaction

For FEMSA, the Transaction has several purposes, among which are the transformation of its beer operations into an economic interest equal to 20% in Heineken and, as a result:

•	capitalize the significant value achieved by FEMSA, through its beer operations, over the last decade, strengthening its competitive position, brand portfolio and operational capability;

•	extend FEMSA’s potential creation of value in the long term, allowing its shareholders access to solid prospects in the international brewing industry, as well as better market diversification;

•	achieve corporate and financial flexibility in order to search for growth opportunities in its other lines of business (other than beer); and

•	substantially contribute, as a significant shareholder, to Heineken’s global success, and particularly in Mexico.

3.3	Expenses related to the Transaction

FEMSA expects that the expenses related to the Transaction amount approximately to US$40 million Dollars.

3.4	Transaction Approval

The Transaction was approved by the FEMSA Board on December 21, 2009, with the prior approval and recommendation of FEMSA’s Audit Committee. The FEMSA Board considered various options and after analyzing the Transaction, recommended to FEMSA’s shareholders the approval of the Transaction at the FEMSA Meeting.

The approval of the Transaction will be submitted to a vote pursuant to the terms of Article 47 of the Mexican Securities Market Law (Ley del Mercado de Valores) and FEMSA’s bylaws, at the FEMSA Meeting, which will be held at 12:00pm on April 26, 2010 at the Auditorio Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., located at Ave. Alfonso Reyes #2202 Norte, in the city of Monterrey, N.L., Mexico.

The Voting Trust, which holds approximately 39% of FEMSA’s shares with voting rights in the shareholders meeting that will resolve on the Transaction, has agreed to vote in favor of the Transaction at the FEMSA Meeting.

The Heineken Supervisory Board has unanimously and unconditionally approved the Transaction and recommended that Heineken shareholders vote in favor of the resolution that will be proposed at the Heineken Meeting to approve the Transaction.

The Transaction is also conditioned on the Heineken Holding Shareholders Approval.  Heineken Holding, as majority shareholder of Heineken, and L’Arche Green N.V., as majority shareholder of Heineken Holding, have issued irrevocable undertakings to FEMSA to vote in favor of the Transaction to be proposed at the Heineken and Heineken Holding Meeting.

It is expected that the Closing of the Transaction, once all the conditions have been met, including obtaining the corresponding governmental authorizations, will take place during the second quarter of 2010.

3.5	Accounting Treatment of the Transaction

For accounting purposes, at the Closing of the Transaction, FEMSA will lose its control over the financial and operative policies of FEMSA Cerveza, although it will have a material influence in the Heineken Group.

Pursuant to the NIF B-8 “Consolidated or Combined Financial Statements”, due to the loss of control over the financial and operative policies of FEMSA Cerveza, FEMSA will be prevented from consolidating the numbers of such business.

Likewise, pursuant to NIF C-7 “Investments in Affiliates and Other Permanent Investments”, FEMSA will recognize the results of the year and the variations of other accounts in the comprehensive income of the year through the recognition of the equity method in the Heineken Group.

FEMSA will exchange 100% of its beer operations in Mexico and Brazil for a 20% interest in the Heineken Group.  The difference between the fair market value of the Allotted Shares, Heineken and Heineken Holding Shares and the book value of the FEMSA Cerveza, will generate an accounting profit, which will be recorded net of taxes, at the Closing of the Transaction.

With these records and disclosures, FEMSA will be in compliance with the terms of NIF B-8 and NIF C-7 which are the applicable Financial Reporting Standards.

Under the section of “Selected Financial Information” relevant entries are shown with respect to the Consolidated Financial Statements of FEMSA and its subsidiaries, before and after the effects due to the loss of control of EMPREX Cerveza.  Likewise, under the section of “Management Discussion and Analysis with Respect to the Results of Operation and the Financial Situation of the Issuer” the most relevant issues that contribute to the understanding of the base and pro-forma Consolidated Financial Statements with respect to the Transaction are discussed.

3.6	Tax Effects of the Transaction

At the Closing of the Transaction, FEMSA will register on its accounting the correspondent current and deferred taxes that will result from the difference between the fair market value of the Allotted Shares, Heineken and Heineken Holding Shares and the tax and accounting values of the Emprex Cerveza shares respectively.

4.           PARTIES TO THE TRANSACTION

4.1	FEMSA

4.1.1	Issuer’s Name

Fomento Económico Mexicano, S.A.B. de C.V.

4.1.2	Business Description

The information corresponding to this section of the Information Statement is hereby incorporated by reference to the Annual Report and the Quarterly Report and FEMSA’s relevant events published in 2009 and 2010, which are available on the following websites www.femsa.com and www.bmv.com.mx.

4.1.3	Evolution and Recent Developments

The information corresponding to this section of the Information Statement is hereby incorporated by reference to the Annual Report and the Quarterly Report and FEMSA’s relevant events published in 2009 and 2010, which are available on the following websites: www.femsa.com and www.bmv.com.mx.

4.1.4	Ownership Structure

The information corresponding to this section of the Information Statement is hereby incorporated by reference to the Annual Report and the Quarterly Report and FEMSA’s relevant events published in 2009 and 2010, which are available on the following websites: www.femsa.com and www.bmv.com.mx.

There are no changes to FEMSA’s ownership structure resulting from the Transaction.

4.1.5	Relevant changes in the Financial Statements since the last Annual Report

On the next tables we are including the Balance Sheet and Income Statement as of December 31, 2009 and 2008. They are being included in order to show the main changes on the financial information since the last Annual Report.

The 2009 Financial Statements are the ones that have been already been audited and that have been approved by the FEMSA Board and will be submitted for approval by the FEMSA Meeting

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets
At December 31, 2009 and December 31, 2008.
Amounts expressed in millions of Mexican pesos (Ps.).

		2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	15,523	Ps.	9,110
Marketable securities		2,113		-
Accounts receivable		11,732		10,801
Inventories		14,858		13,065
Recoverable taxes		3,388		2,951
Other current assets		1,766		3,060
Total current assets		49,380		38,987
Investments in shares		2,344		1,965
Property, plant and equipment		65,038		61,425
Bottles and cases		4,162		3,733
Intangible assets		71,181		65,860
Deferred taxes asset		1,254		1,247
Other assets		17,732		14,128
TOTAL ASSETS	Ps.	211,091	Ps.	187,345

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank loans and notes payable	Ps.	3,816	Ps.	5,799
Current portion of long-term debt		5,037		5,849
Interest payable		170		376
Suppliers		19,737		16,726
Accounts payable		7,607		5,804
Taxes payable		5,793		4,044
Other current liabilities		3,607		5,496
Total current liabilities		45,767		44,094
Long-Term Liabilities:
Bank loans and notes payable		34,810		32,210
Labor liabilities		3,354		2,886
Deferred taxes liability		972		2,400
Contingencies and other liabilities		10,359		8,860
Total long-term liabilities		49,495		46,356
Total liabilities		95,262		90,450
Stockholders' Equity:
Noncontrolling interest in consolidated subsidiaries		34,192		28,074
Majority interest:
Capital stock		5,348		5,348
Additional paid-in capital		20,548		20,551
Retained earnings from prior years		43,835		38,929
Net income		9,908		6,708
Cumulative other comprehensive income		1,998		(2,715)
Controlling interest		81,637		68,821
Total stockholders' equity		115,829		96,895
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps.	211,091	Ps.	187,345

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements
For the years ended December 31, 2009 and 2008.
Amounts expressed in millions of Mexican pesos (Ps.).

		2009		2008
Net sales	Ps.	196,103	Ps.	167,171
Other operating revenues		930		851
Total revenues		197,033		168,022
Cost of sales		106,195		90,399
Gross profit		90,838		77,623
Operating expenses:
Administrative		11,111		9,531
Selling		52,715		45,408
		63,826		54,939
Income from operations		27,012		22,684
Other expenses, net		(3,506)		(2,374)
Integral result of financing:
Interest expense		(5,197)		(4,930)
Interest income		565		598
Foreign exchange (loss) gain, net		(396)		(1,694)
Gain on monetary position, net		487		657
Market value loss on ineffective portion
of derivative financial instruments		25		(1,456)
		(4,516)		(6,825)
Net income before income taxes		18,990		13,485
Income taxes		3,908		4,207
Consolidated net income	Ps.	15,082	Ps.	9,278
Net controlling interest income		9,908		6,708
Net noncontrolling interest income		5,174		2,570
Consolidated net income	Ps.	15,082	Ps.	9,278

4.2	Heineken

4.2.1	Company’s Name

Heineken N.V.

4.2.2	Business Description

For information relating to this section of the Information Statement, see its annual report available on its website: www.heinekeninternational.com.

4.2.3	Evolution and Recent Developments

For information relating to this section of the Information Statement, including the events of last year, see its annual report, quarterly reports and additional information available on its website: www.heinekeninternational.com.

4.2.4	Ownership Structure

For information relating to this section of the Information Statement, see its annual report available on its website: www.heinekeninternational.com.

4.2.5	Relevant changes in the Financial Statements since the last annual report

For information relating to this section of the Information Statement, for reference, see Heineken’s Financial Statements since its latest annual report available on its website: www.heinekeninternational.com.

4.3	Heineken Holding

4.3.1	Company’s Name

Heineken Holding N.V.

4.3.2	Business Description

For information relating to this section of the Information Statement, see its annual report available on its website: www.heinekeninternational.com

4.3.3	Evolution and Recent Developments

For information relating to this section of the Information Statement, including the events of last year, see its annual report, quarterly reports and additional information available on its website: www.heinekeninternational.com

4.3.4	Ownership Structure

For information relating to this section of the Information Statement, see its annual report available on its website: www.heinekeninternational.com

4.3.5	Relevant changes in the Financial Statements since the last annual report

For information relating to this section of the Information Statement, for reference, see Heineken Holding’s Financial Statements, since its latest annual report, available on its website: www.heinekeninternational.com

5.           RISK FACTORS

5.1	Risk Factors Relating to FEMSA

For further information related to the risk factors inherent to FEMSA, see the Annual Report, which is available on the following websites:  www.femsa.com and www.bmv.com.mx.

FEMSA will not control Heineken’s decisions

As a consequence of the Transaction, FEMSA will participate in the Heineken Holding Board and in the Heineken Supervisory Board, however it will not be a majority or controlling shareholder of Heineken, nor control or materially influence the decisions of the Heineken Holding Board or the Heineken Supervisory Board.  Therefore, the decisions made by the majority or controlling shareholders of Heineken or the Heineken Holding Board or the Heineken Supervisory Board, may not be consistent with or may not consider the interests of the FEMSA shareholders or be adverse to the interest of FEMSA shareholders.

Heineken is present in several markets at the global level

With respect to the beer industry, FEMSA is currently present only in the Mexican and Brazilian markets, while Heineken is present in several markets at the global level.  As a consequence of the Transaction, FEMSA shareholders will be indirectly exposed to the political, economical and social circumstances affecting the different markets  in which Heineken is present, which might adversely affect the value of FEMSA’s interest in Heineken, and, consequently, the value of FEMSA shares.

The Mexican Peso may strengthen

From the share exchange, FEMSA will exchange an investment in shares in a Mexican company whose operating currency is the same as the consolidated entity, for an investment in share of a Dutch company whose operating currency is the euro, and therefore, in the event of a strengthening of the Mexican Peso with respect to the euro, the share investment value will be adversely affected.

Furthermore, the cash flow expected to be received through dividends of this company will be in euros, and therefore, in the event of a strengthening of the Mexican Peso with respect to the euro, the amount of expected cash flow once the dividends are converted into Pesos (the operating currency of FEMSA) will be adversely affected.

Heineken’s share price may fall

Heineken is a listed company whose stock trades publicly and is subject to market movements.  A reduction in the price of Heineken shares would result in a reduction in the economic value of FEMSA’s participation in Heineken.

5.2	Risk Factors Relating to the Transaction.

The competent authorities may not authorize the closing of the Transaction.

The Closing is subject to the approval of the antitrust and other authorities in Mexico the USA and other countries. The Transaction has been already approved by the antitrust authorities in Mexico, USA, Spain and Italy, however, there are some other approvals still pending and FEMSA cannot assure that it will obtain such authorizations or the date in which they will be obtained. If such governmental authorizations are not obtained or are obtained under terms unacceptable to FEMSA, FEMSA may not conclude the Transaction, which would have an adverse and material effect with respect to FEMSA’s business and operations.

If FEMSA does not complete the Transaction due to any of Heineken’s Termination Events, FEMSA shall pay Heineken a material termination fee.

The Share Exchange Agreement documenting the Transaction includes provisions under which FEMSA shall pay Heineken a termination fee of US$200 million Dollars, in the event that Heineken terminates the Share Exchange Agreement due to the fact that the Transaction is not approved by FEMSA’s shareholders, the FEMSA Board withdraws or modifies its recommendation to FEMSA’s shareholders to approve the Transaction or if the FEMSA Board announces its intention of withdrawing or modifiying its recommendation or approves or announces its intention to approve an alternate acquisition proposal. Payment of such fee may have an adverse and material effect on FEMSA’s financial situation and results.

6.           SELECTED FINANCIAL INFORMATION

FINANCIAL SUMMARY

	Audited				Proforma Adjustments				Unaudited Proforma
	2009		2008		2009		2008		2009		2008
Income Statement
Net sales	Ps.	196,103	Ps	167,171	Ps.	(37,758)	Ps.	(35,162)	Ps.	158,345	Ps.	132,009
Total revenues		197,033		168,022		(36,943)		(34,394)		160,090		133,628
Cost of sales		106,195		90,399		(14,163)		(12,614)		92,032		77,785
Gross profit		90,838		77,623		(22,780)		(21,780)		68,058		55,843
Operating expenses		63,826		54,939		(16,886)		(16,386)		46,940		38,553
Income from operations		27,012		22,684		(5,894)		(5,394)		21,118		17,290
Other expenses, net		3,506		2,374		(1,075)		(357)		2,431		2,017
Comprehensive financing result		4,516		6,825		(2,565)		(2,143)		1,951		4,682
FEMSA Cerveza Equity Method		-		-		2,708		2,038		2,708		2,038
Income taxes		3,908		4,207		1,240		(1,099)		5,148		3,108
Consolidated net income for the year		15,082		9,278		(786)		243		14,296		9,521
Net controlling interest income		9,908		6,708		-		-		9,908		6,708
Net noncontrolling interest income		5,174		2,570		(786)		243		4,388		2,813
Ratios to total revenues (%)
Gross margin		46.1%		46.2%		-3.6%		-4.4%		42.5%		41.8%
Operating margin		13.7%		13.5%		-0.5%		-0.6%		13.2%		12.9%
Net income		7.7%		5.5%		1.3%		1.6%		8.9%		7.1%
Other information
Depreciation		5,596		4,967		(1,890)		(1,713)		3,707		3,254
Amortization and other non cash Charges to income from operations		4,482		4,031		(2,718)		(2,538)		1,765		1,493
EBITDA		37,091		31,682		(10,501)		(9,646)		26,589		22,037
Balance Sheet
Assets
Current assets		49,379				(11,890)				37,489
Property, plant and equipment(1)		69,200				(28,975)				40,225
Investment and shares		2,344				27,568				29,912
Intangible assets		71,181				(19,027)				52,154
Other assets		18,987				1,617				20,604
Total assets		211,091				(30,707)				180,384
Liabilities						-
Short-term debt		8,853				(314)				8,539
Current liabilities		36,914				(9,006)				27,908
Long-term debt		34,810				(13,550)				21,260
Labor liabilities		3,354				(1,578)				1,776
Deferred income tax liabilities		972				(391)				581
Other		10,359				(4,503)				5,856
Total liabilities		95,262				(29,342)				65,920
Stockholders’ equity		115,829				(1,365)				114,464
Controlling interest		81,637				-				81,637
Noncontrolling interest		34,192				(1,365)				32,827
Financial ratios (%)
Liquidity		1.089				(0.050)				1.039
Leverage		0.822				(0.247)				0.576
Capitalization		0.29				(0.07)				0.22
Data per share
Book value (2)		4.563				-				4.563
Net income (3)		0.554				-				0.554
Number of outstanding shares (4)		17,891.13				-				17,891.13
__________________
(1)  Includes bottles and cases.
(2)  Controlling interest divided by the total number of shares outstanding at the end of each year.
(3)  Net controlling interest income divided by the total number of shares outstanding at the end of each year.
(4)  Total number of shares outstanding at the end of each year expressed in millions.

The data presented herein is included solely for illustrative purposes.

The purpose of this exercise is to show how the beer business’ operations would have been reported through the equity method instead of on a consolidated basis.

In compliance with NIF C-7 “Investments in Affiliates and Other Permanent Investments” on the Income Statement the figures corresponding to the beer business are presented in a single line title “FEMSA Cerveza Equity Method”, likewise on the Balance Sheet the figures of the beer business were unconsolidated for each line and its now presented on a netted basis in the line under title “Investment in Shares”.

An important clarification is that on the Pro Forma adjustments we are not including any favorable or adverse effect that may arise from the Transaction or from efficiencies in the use of cash, reduction of debt, or operative synergies that may be accomplished.

7.           MANAGEMENT DISCUSSION AND ANALISIS WITH RESPECT TO THE RESULTS OF OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER

Discussion and Analysis of Results

FEMSA ORIGINAL BASE AND PRO FORMA FINANCIAL RESULTS FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2009 COMPARED TO DECEMBER 31, 2008.

Set forth below is certain financial information for FEMSA. The information includes base financial information, which was originally reported by FEMSA, as well as pro forma financial information, which reflects the financial performance of FEMSA without consolidating FEMSA Cerveza.  In said pro-forma information, FEMSA Cerveza’s results are recorded under the equity method.

The base information consists of the main activities divided among the following consolidated subsidiaries: Coca-Cola FEMSA, S.A.B de C.V. (“Coca-Cola FEMSA” or “KOF”), which engages in the production, distribution and marketing of soft drinks; FEMSA Cerveza, which engages in the production, distribution and marketing of beer and alcoholic beverages; and FEMSA Comercio, S.A. de C.V. (“FEMSA Comercio” or “Oxxo”), which operates convenience stores.

Pro forma financial information consists of the main activities, divided among the following consolidated subsidiaries: Coca-Cola FEMSA, which engages in the production, distribution and marketing of soft drinks; and FEMSA Comercio, which operates convenience stores.  As mentioned above, FEMSA Cerveza’s results are recorded under the equity method.

All of the numbers in this report were prepared in accordance with the NIF. The results for 2008 and 2009 are stated in nominal Mexican Pesos. The conversion from Mexican Pesos into U.S. Dollars is included solely for the convenience of the reader and is determined using the noon buying rate published by the Federal Reserve Bank of New York, which was 13.0576 Pesos per Dollar on December 31, 2009.

This report may contain certain forward-looking statements concerning FEMSA’s future performance that should be regarded as good faith estimates made by FEMSA. These forward-looking statements reflect FEMSA’s management’s opinions based on currently available data. Actual results are subject to future events and uncertainties, which could materially impact FEMSA’s actual performance.

7.1	Operation Results

Total Revenues

FEMSA’s pro forma consolidated total revenues increased 19.8% to Ps. 160,090 million in 2009 compared to Ps. 133,628 million in 2008. Double-digit growth in soft drinks and retail operations contributed favorably to this increase. The increase in Coca-Cola FEMSA’s total revenues was driven by a higher average price per unit case and by sales volume growth of 8.3% in 2009. FEMSA Comercio’s increase in total revenues was mainly driven by the opening of 960 new stores during 2009, combined with the positive performance of average same-store sales.

2009 Growth compared to 2008	Original Base	Pro Forma
Total Revenues	17.3%	19.8%
Income from Operations	19.1%	22.2%
Consolidated Net income	62.6%	50.2%
Net controlling interest income	47.7%	47.7%

	2009		2008
Margin to Total Revenues	Original Base	Pro Forma	Base Original	Pro Forma
Gross Margin	46.1%	42.5%	46.2%	41.8%
Operating income margin	13.7%	13.2%	13.5%	12.9%

Income from Operations

FEMSA’s pro forma consolidated Income from Operations increased 22.1% to Ps. 22,118 million in 2009, driven by the results of Coca-Cola FEMSA and FEMSA Comercio. Consolidated operating margin increased 0.3 percentage points from 2008 levels, to 13.2% . The increases in total revenues and gross margin at FEMSA Comercio offset the pressure related to raw materials in Coca-Cola FEMSA’s operation.

Net Income

FEMSA’s pro forma net income increased 50.2% compared to Ps. 14,296 million in 2009, which includes equity income of Ps. 2,708 million resulting from the economic interest of 100% of EMPREX Cerveza. Such consolidated results were driven by (i) operating income growth throughout the year at Coca-Cola FEMSA and FEMSA Comercio, and (ii) a significant improvement in the integral result of financing due to the low comparison base of 2008, due to the depreciation of local currencies against the US Dollar and a shift to gains in certain derivative instruments during the year. For the year of 2009, FEMSA’s net majority income per Unit1 was Ps. 2.77 (US$ 2.12 Dollars per each American Depositary Share “ADS”).

7.2	Financial Situation, Liquidity and Capital Resources

Consolidated Net Debt

FEMSA’s pro forma financial statements show a cash balance of Ps. 16,407 million (US$ 1,257 million Dollars) as of December 31, 2009, reflecting strong cash generation at Coca-Cola FEMSA. Short-term debt was Ps. 8,539 million (US$ 654 million Dollars) and long-term debt was Ps. 21,260 million (US$ 1,628 million Dollars) resulting in a net debt of Ps. 13,392 million (US$ 1,026 million Dollars).

1           FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2009 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

8.           OFFICERS

The undersigned state under oath, that in the scope of our corresponding duties, we prepared the information related to the issuer contained in this Information Statement, which, to our loyal knowledge and understanding, reflects reasonably its situation. Also, we state that we do not have knowledge of relevant information that has been omitted or falsified in this Information Statement or that it contains information that may induce the investors to error.

By: José Antonio Fernández Carbajal Title: Chief Executive Officer

By: Javier Gerardo Astaburuaga Sanjines Title: Chief Financial Officer

By: Carlos Eduardo Aldrete Ancira Title: General Counsel

9.           EXHIBITS

[UNOFFICIAL TRANSLATION]

Independent Auditors’ Report with respect to the review of the Proforma Financial Information to the Board of Directors and Shareholders of Fomento Económico Mexicano, S.A.B. de C.V. and Subsidiaries

We have reviewed the proforma adjustments presented in the operation described in Note 3 and the application of such adjustments to the basic numbers that are presented in the proforma consolidated balance sheet of Fomento Ecónomico Mexicano, S.A.B. de C.V. and Subsidiaries (“FEMSA”) as of the 31st day of December, 2009 and the proforma consolidated income statements for the years ended on the 31st day of December of 2009 and 2008, respectively.  Such financial statements result from the consolidated financial statements of FEMSA, which were previously audited by us as of the 31st day of December, 2009 and for the years ended in the 31st day of December, 2009 and 2008, respectively.  The proforma adjustments are based on the assumptions made by the management which are described in Note 4.  The proforma financial information is responsibility of the management of the Company.

Our review was performed pursuant to the standards for attesting established by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos).  The scope of a review is substantially less than the scope for an examination.  The purpose of an examination is the expression of an opinion regarding the management assumptions, proforma adjustments and the application of said adjustements to the basic financial information and in consequence, we do not issue an opinion to that effect.

The purpose of this proforma consolidated financial information is to show which would have been the important effects on the basic consolidated financial information of the operation described in Note 3, if such had occurred as of the date of the consolidated balance sheet containing the basic consolidated financial information.  However, the proforma consolidated financial statements described in the first paragraph, are not necessarily indicative of the operation results nor of the corresponding effect in the consolidated financial position that would have been determined if said operation, would have actually occurred as of the date of the consolidated balance sheet containing the basic consolidated financial information.

The adjustments applied to such proforma financial statements reflect the 100% interest in FEMSA Cerveza instead of the 20% interest in the enhance Heineken bussines (including FEMSA Cerveza).  Likewise, the adjustments were prepared under the assumption that a significant influence will be achieved over the Heineken operations.  The estimated adjustments may require important modifications in order to reflect the actual operation described in Note 3.

In our review, we did not find any situation that might makes us believe that any of the management´ assumptions do not provide reasonable basis in order to present the important effects attributable to the aforementioned operation which is described Note 3, neither find evidence that the proforma adjustments do not reflect the adequate effects of such assumptions or that the column of proforma figures does not reflect the appropriate application of such adjustments to the figures presented in the proforma consolidated balance sheet as of the 31st day of December, 2009 and the proforma consolidated income statements for the years ended as of the 31st day of December, 2009 and 2008, respectively.

                                                               Mancera, S.C.
                                                              Member of
                                                                Ernst & Young Global

                                                                 C.P.C. Víctor Luis Soulé García

Monterrey, N.L., México
As of the 22nd day of march, 2010

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
Monterrey, N.L., México
Consolidated Balance Sheets
At December 31, 2009
Amounts expressed in millions of Mexican pesos (Ps.).

				2009
				Proforma		Unaudited
		Audited		Ajustments		Proforma
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	15,523	Ps.	(1,229)	Ps.	14,294
Marketable securities		2,113		-		2,113
Accounts receivable		11,732		(4,667)		7,065
Inventories		14,858		(4,866)		9,992
Recoverable taxes		3,388		(670)		2,718
Other current assets		1,766		(458)		1,308
Total current assets		49,380		(11,890)		37,490
Investments in shares		2,344		27,568		29,912
Property, plant and equipment		65,038		(26,727)		38,311
Bottles and cases		4,162		(2,248)		1,914
Intangible assets		71,181		(19,027)		52,154
Deferred taxes asset		1,254		(14)		1,240
Other assets		17,732		1,631		19,363
TOTAL ASSETS	Ps.	211,091	Ps.	(30,707)	Ps.	180,384

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank loans and notes payable	Ps.	3,816	Ps.	-	Ps.	3,816
Current portion of long-term debt		5,037		(314)		4,723
Interest payable		170		(67)		103
Suppliers		19,737		(3,425)		16,312
Accounts payable		7,607		(1,648)		5,959
Taxes payable		5,793		(2,528)		3,265
Other current liabilities		3,607		(1,338)		2,269
Total current liabilities		45,767		(9,320)		36,447
Long-Term Liabilities:
Bank loans and notes payable		34,810		(13,550)		21,260
Labor liabilities		3,354		(1,578)		1,776
Deferred taxes liability		972		(391)		581
Contingencies and other liabilities		10,359		(4,503)		5,856
Total long-term liabilities		49,495		(20,022)		29,473
Total liabilities		95,262		(29,342)		65,920
Stockholders' Equity:
Noncontrolling interest in consolidated subsidiaries		34,192		(1,365)		32,827
Majority interest:
Capital stock		5,348		-		5,348
Additional paid-in capital		20,548		-		20,548
Retained earnings from prior years		43,835		-		43,835
Net income		9,908		-		9,908
Cumulative other comprehensive income		1,998		-		1,998
Controlling interest		81,637		-		81,637
Total stockholders' equity		115,829		(1,365)		114,464
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps.	211,091	Ps.	(30,707)	Ps.	180,384

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Income Statement
For the years ended December 31, 2009.
Amounts expressed in millions of Mexican pesos (Ps.)

				2009
				Proforma		Unaudited
		Audited		Ajustments		Proforma
Net sales	Ps.	196,103	Ps.	(37,758)	Ps.	158,345
Other operating revenues		930		815		1,745
Total revenues		197,033		(36,943)		160,090
Cost of sales		106,195		(14,163)		92,032
Gross profit		90,838		(22,780)		68,058
Operating expenses:				-
Administrative		11,111		(3,447)		7,664
Selling		52,715		(13,439)		39,276
		63,826		(16,886)		46,940
Income from operations		27,012		(5,894)		21,118
Other expenses, net		(3,506)		1,075		(2,431)
Integral result of financing:				-
Interest expense		(5,197)		1,179		(4,018)
Interest income		565		1,322		1,887
Foreign exchange (loss) gain, net		(396)		(35)		(431)
Gain on monetary position, net		487		-		487
Market value gain on ineffective portion
of derivative financial instruments		25		99		124
		(4,516)		2,565		(1,951)
FEMSA Cerveza´s Equity Method				2,708		2,708
Net income before income taxes		18,990		454		19,444
Income taxes		3,908		1,240		5,148
Consolidated net income	Ps.	15,082	Ps.	(786)	Ps.	14,296
Net controlling interest income		9,908		-		9,908
Net noncontrolling interest income		5,174		(786)		4,388
Consolidated net income	Ps.	15,082	Ps.	(786)	Ps.	14,296

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Income Statement
For the years ended December 31, 2008.
Amounts expressed in millions of Mexican pesos (Ps.)

				2008
				Proforma		Unaudited
		Audited		Ajustments		Proforma
Net sales	Ps.	167,171	Ps.	(35,162)	Ps.	132,009
Other operating revenues		851		768		1,619
Total revenues		168,022		(34,394)		133,628
Cost of sales		90,399		(12,614)		77,785
Gross profit		77,623		(21,780)		55,843
Operating expenses:				-
Administrative		9,531		(3,392)		6,139
Selling		45,408		(12,994)		32,414
		54,939		(16,386)		38,553
Income from operations		22,684		(5,394)		17,290
Other expenses, net		(2,374)		357		(2,017)
Integral result of financing:				-
Interest expense		(4,930)		841		(4,089)
Interest income		598		533		1,131
Foreign exchange (loss) gain, net		(1,694)		263		(1,431)
Gain on monetary position, net		657		-		657
Market value loss on ineffective portion
of derivative financial instruments		(1,456)		506		(950)
		(6,825)		2,143		(4,682)
FEMSA Cerveza´s Equity Method				2,038		2,038
Net income before income taxes		13,485		(856)		12,629
Income taxes		4,207		(1,099)		3,108
Consolidated net income	Ps.	9,278	Ps.	243	Ps.	9,521
Net controlling interest income		6,708		-		6,708
Net noncontrolling interest income		2,570		243		2,813
Consolidated net income	Ps.	9,278	Ps.	243	Ps.	9,521

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Proforma Consolidated Financial Statements

Note 1. Base Financial Statements.
The Base consolidated financial statements include the financial statements of Fomento Economico Mexicano S.A.B, de C.V.(“FEMSA”) and those companies over which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation.

The consolidated financial statements of FEMSA and subsidiaries (the “Company”) were prepared in accordance with Normas de Información Financiera (“Mexican Financial Reporting Standars or Mexican FRS”) and were used as the basis for presenting the proforma adjustments mentioned in note 4, of recording the Beer Business (as defined below) as valued through the equity method.

Note 2. Activities of the Company.
FEMSA is a Mexican holding company. The principal activities of the Company, as an economic unit, are carried out by operating companies, which are grouped under various direct and indirect subsidiaries of FEMSA (the “Subholding Companies”). The following is a description of such activities, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries	53.7% (63.0% of the shares with voting rights)
Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (“Mexican Stock Exchange” or “BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and Subsidiaries	100%
Production, distribution and marketing of beer through its principal subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six plants throughout Mexico and eight plants in Brazil through its subsidiary Cervejarías Kaiser Brasil, S.A. (the “Beer Business”) It produces and distributes different brands of beer, of which the most significant in terms of sales are: Tecate, Tecate Light, Sol, Carta Blanca in Mexico, and Kaiser and Bavaria in Brazil.

FEMSA Comercio, S.A. de C.V. and Subsidiaries	100%	Operation of a chain of convenience stores in Mexico under the “OXXO” name.
Other companies	100%
Production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as transportation, logistics and maintenance services to subsidiaries and to third parties.

Note 3. Strategic Exchange of Shares of the Beer Business with Heineken.

On January 11 2010, FEMSA and Heineken Group entered into a share exchange agreement in order to exchange 100% of its beer business operations in Mexico and Brazil owned through its subsidiary Emprex Cerveza for a 20% economic interest in the Heineken Group, by the signing and execution of the appropiate documentation which provide for the fulfillment of several conditions customary in transactions of this nature.

Under the terms of the agreement, FEMSA will receive 86,028,019 new shares of Heineken Group (43,018,320 new shares of Heineken Holding and 43,009,699 new Heineken shares) and 29,172,502 additional Heineken shares will be delivered later during a period not to exceed five years pursuant to a delivery instrument. All this, will give to FEMSA  an economic interest of 20% in Heineken Group, nonetheless during the period of the delivery instrument the Company will be subject to all the economic benefits  as well as the risks an obligations of the Heineken Group as if such shares were have been delivered at he moment that the transaction is approved. In addition, Heineken will assume debt of US$2.1 billion Dollars, including unfunded obligations of FEMSA Cerveza’s pension plan.

As described above, Femsa Cerveza’s main activity is the production, distribution and marketing of beer in Mexico and Brazil, as well as distribution in the export market, mainly the U.S

This transaction will combine FEMSA Cerveza brands like Dos Equis, Sol and Tecate with Heineken’s global distribution platform, as well as their premium brand portfolio, which includes Heineken, the only truly global beer brand, Amstel, Cruzcampo y Birra Moretti. Heineken will take a relevant position in the Mexican and Brazilian beer markets and continue its strengthening at a global level.

It is expected that the transaction will close during the first half of 2010 and is subject to the approval of the relevant regulatory authorities, as well as the approval of FEMSA’s, Heineken N.V. and Heineken Holding N.V. shareholders.

Note 4. Assumptions for the Proforma Financial Statements.

Under Mexican FRS, the preparation of Financial information requires certain management assumptions and estimates that affect the figures reported in the financial information and the disclosure on its notes. Such estimates should be based on the best knowledge of the company’s management; however, the actual results could differ from such estimates.

The purpose of the proforma Consolidated Financial Statements is to reflect the operations of FEMSA Cerveza through the equity method and not on a consolidated basis, as it has been presented historically.

The Financial Information shown in the column Audited, represents the audited historical figures of the Company in compliance with Mexican FRS and is being used as the base to the application of the proforma adjustments explained as follows.

The figures of the FEMSA Cerveza Balance Sheet were substracted from each line and are being presented in a netted basis in the line of Investment in shares pursuant to accounting standards, as the valuation of this investment through the application of the equity method for non consolidated subsidiaries.

In the same way, the figures of the FEMSA Cerveza Income Statement were substracted from each line and are presented in a netted basis in a separate line titled “FEMSA Cerveza´s equity method.”

These pro-forma financial statements show how FEMSA’s figures will be presented in the future, following the approval of the transaction, with the exception of the impact resulting from the difference between the current 100% ownership in FEMSA Cerveza and the 20% ownership in the Heineken Group already including 100% of the operations of FEMSA Cerveza and assuming FEMSA will have significant influence in the Heineken Group.

Note 5. Issuance of the Base Consolidated Financial Statements

The base consolidated financial statements and its notes as of December 31st  2009, and 2008, were approved by the company’s Board of Directors, such statements are to be approved by the Shareholders at the FEMSA Shareholders´ Meeting that will be held on April 26th 2010.